Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Following our exciting Merger announcement with Liberty Global Inc. you had lots of questions about what happens to our Shareplans when the deal’s done.

The Merger affects Sharesave and the Partnership Plan in different ways. We want you to be fully informed as there are some important decisions for you to make of one or both in the coming days.

We also wanted you to hear the good news first: HMRC has given us the nod to carry on with our current Sharesaves after our merger with Liberty Global is approved and our members will soon have two choices:

•                  Exercise your Sharesave Options just before the Merger goes through; or

•                  Keep your savings in a Sharesave account and stay in Sharesave until Maturity by swapping your Virgin Media share Option(s) for Liberty Global plc (the new company) share Option(s).

Partnership Plan

If you’re a member of our Partnership Plan, as a Shareholder you’ll also have the opportunity to vote online on the Merger and you’ll also receive the Merger consideration. There’s more information on the Partnership Plan site on Touchpoint.

What’s happening next?

You’ll be receiving a pack to your home address very shortly. This pack will explain the choices available to you, your next steps, FAQs and for the Sharesave, your Form(s) of Election. If you’ve got any questions, then contact our Shareplan providers. Their contact details can also be found on the back of the pack.

Please take time to read the information in your pack and please make sure you read the legal stuff too — it’s your money, and it’s important you understand what’s happening.

If you’re a member of one of our Sharesave, then you will need to fill out the appropriate forms and get them posted back by Wednesday 22 May 2013.

On holiday or abroad on business?

If you’re going to be on holiday or working abroad between now and Wednesday 22 May 2013, then you can send us an email to >Sharesave detailing the dates that you’ll be away, your personal mobile number and an email address we can contact you on, so we can get the documentation that you’ll need to you.

All the information can also be found on the Shareplans site on Touchpoint.

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty

Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.